PROXY VOTING GUIDELINES

The exercise of proxy voting rights is an important element in the successful management of clients' investments. Historically, our clients have voted their proxies, but we have gone to the clients on occasion and requested that they send us the proxy for us to vote. As the manager of $199 million in client assets, Spectrum Advisory Services recognizes its fiduciary responsibility to vote proxies solely in the best interests of both it ERISA and non-ERISA clients. We have therefore adopted the following proxy voting guidelines as part of our overall goal of maximizing the growth of our clients' assets.*

Spectrum generally votes proxies in furtherance of the long-term economic value of the underlying securities. We consider each proxy proposal on it own merits, and we make an independent determination of the advisability of supporting or opposing management's position. We believe that the recommendations of management should be given substantial weight, but we will not support management proposals that we believe are detrimental to the underlying value of our clients' positions.

We usually oppose proposals that dilute the economic interest of shareholders, and we also oppose those that reduce shareholders' voting rights or otherwise limit their authority. With respect to takeover offers, Spectrum calculates a `going concern' value for every holding. If the offer approaches or exceeds our value estimate, we will generally vote for the merger, acquisition or leveraged buy-out.

The following guidelines deal with a number of specific issues, particularly in the area of corporate governance. While they are not exhaustive, they do provide a good indication of Spectrum's general approach to a wide range of issues. They are not hard and fast rules, as, on occasion, we may vote a proxy otherwise than suggested by the guidelines, but departures from the guidelines will be rare, and we will explain the basis for such votes.

I. Directors and Auditors
   ----------------------

          Spectrum   generally  supports  the  management  slate  of  directors, although we may withhold our votes if the board has adopted excessive anti-takeover measures.

          We favor inclusion of the selection of auditors on the proxy as a matter for shareholder ratification. As a general rule, in the absence of any apparent conflict of interest, we will support management's selection of auditors.

II. Corporate Governance
    --------------------

          In the area of corporate governance, Spectrum will generally support proxy measures that we believe tend to increase shareholder rights.

          A.  Confidential  Voting.  We  generally  support  proposals  to adopt
              --------------------
     confidential voting and independent vote tabulation practices, which we believe lessen potential management pressure on shareholders and thus allow shareholders to focus on the merits of proxy proposals.

          B. Greenmail.  Unless they are part of  anti-takeover  provisions,  we
             ---------
     usually support anti-greenmail proposals because greenmail tends to discriminate against shareholders, other than the greenmailer, and may result in a decreased stock price.

          C.  Indemnification of Directors.  We usually vote in favor of charter
              ----------------------------
     or by-law amendments that expand the indemnification of directors or limit their liability for breaches of care, because we believe such measures are important in attracting competent directors and officers.

          D. Cumulative Voting Rights.  We usually support  cumulative voting as
             -----------------------
     an effective method of guaranteeing minority representation on a board.

          E. Opt Out of Delaware. We usually support by-law amendments requiring
             -------------------
     a company to opt out of the Delaware takeover statute because it is undemocratic and contrary to the principle that shareholders should have the final decision on merger or acquisition.

          F. Increases in Common Stock. We will generally support an increase in
             -------------------------
     common stock of up to three times the number of shares outstanding and scheduled to be issued, including stock options, provided the increase is not intended to implement a poison pill defense.

Spectrum generally votes against the following anti-takeover proposals, as we believe they diminish shareholder rights.

          A. Fair Price  Amendments.  We generally  oppose fair price amendments
             ----------------------
     because they may deter takeover bids, but we will support those that consider only a two year price history and are not accompanied by a supermajority vote requirement.

          B. Classified  Boards.  We generally oppose  classified boards because
             ------------------
     they limit shareholder control.

          C. Blank Check Preferred Stock. We generally oppose the  authorization
             ---------------------------
     of blank check preferred stock because it limits shareholder rights and allows management to implement anti-takeover policies without shareholder approval.

          D. Supermajority  Provisions.  We usually oppose  supermajority voting
             -------------------------
     requirements because they often detract from the majority's rights to enforce it will.

          E. Golden Parachutes.  We generally oppose golden parachutes,  as they
             -----------------
     tend to be excessive and self-serving, and we favor proposals, which require shareholder approval of golden parachutes and similar arrangements.

          F. Poison Pills.  We believe  poison pill defenses tend to depress the
             ------------
     value of shares. Therefore, we will vote for proposals requiring (1) shareholder ratification of poison pills, (2) sunset provision for existing poison pills, and (3) shareholder vote on redemption of poison pills.

          G.  Reincorporation.  We oppose  reincorporation  in another  state in
              ---------------
     order to take advantage of a stronger anti-takeover statute.

          H. Shareholder  Rights.  We oppose proposals that would eliminate,  or
            --------------------
     limit, the rights of shareholders to call special meetings and to act by written consent because they detract from basic shareholder authority.

Spectrum generally votes on other corporate governance issues as follows:

          A. Other Business. Absent any compelling grounds, we usually authorize
             --------------
     management to vote in its discretion.

          B. Differential Voting Rights. We usually vote against the issuance of
             --------------------------
     new classes of stock with differential voting rights, because such rights can dilute the rights of existing shares.

          C.  Directors-Share  Ownership.  While we view some share ownership by
              --------------------------
     directors as having a positive effect, we will usually vote against proposals requiring directors to own a specific number of shares.

          D.  Independent  Directors.  While we oppose  proposals,  which  would
              ----------------------
     require that a board consist of a majority of independent directors, we may support proposals, which call for some independent positions on the board.

          E.  Preemptive  Rights.  We generally vote against  preemptive  rights
              ------------------
     proposals, as they may tend to limit share ownership, and they limit management's flexibility to raise capital.

          F. Employee  Stock  Ownership  Plans  (ESOPs).  We evaluate ESOPs on a
             ------------------------------------------
     case-by-case basis. We usually vote for unleveraged ESOPs if they provide for gradual accumulation of moderate levels of stock. For leveraged ESOPs, we examine the company's state of incorporation, existence of super-majority vote rules in the charter, number of shares authorized for ESOP and number of shares held by insiders. We may also examine where the ESOP shares are purchased and the dilutive effect of the purchase. We vote against leveraged ESOPs if all outstanding loans are due immediately upon a change in control or if the ESOP appears to be primarily designed as an anti-takeover device.

III. Compensation and Stock Options Plans
     ------------------------------------

          We review compensation plan proposals on a case-by-case basis. We believe that strong compensation programs are needed to attract, hold and motivate good executives and outside directors, and so we generally tend to vote with management on these issues. However, if the proposals appear excessive, or bear no rational relation to company performance, we may vote in opposition.

          With respect to compensation plans which utilize stock options or stock incentives, our analyses generally have lead us to vote with management. However, if the awards of options appear excessive, or if the plans reserve an unusually large percentage of the company's stock for the award of options, we may oppose them because of concerns regarding the dilution of shareholder value. Compensation plans that come within the purview of this guideline include long-range compensation plans, deferred compensation plans, long-term incentive plans, performance stock plans, and restricted stock plans and share option arrangements.

IV. Social Issues
    -------------

          Spectrum has a fiduciary duty to vote on all proxy issues in furtherance of the long-term economic value of the underlying shares. Consistent with that duty, we will vote on social issues with a view toward promoting good corporate citizenship, but also with the realization that we cannot require a company to go beyond applicable legal requirements or put itself in a noncompetitive position.

          We have found that management generally analyzes such issues on the same basis, and so we generally support management's recommendations on social issue proposals. However, if our analysis shows that adoption of such a proposal would have a positive impact on the share value, we may vote in favor.

            Examples of proposals in this category include:

1.       Anti - Abortion
2.       Affirmative Action

3.       Animal Rights
        a.       Animal Testing
        b.       Animal Experimentation
        c.       Factory Farming
4.       Chemical Releases
5.       El Salvador
6.       Environmental Issues
        a.       CERES Principles
        b.       Environmental Protection
7.       Equal Opportunity
8.       Discrimination
9.       Government Service
10.      Infant Formula
11.      Israel
12.      Military Contracts
13.      Northern Ireland
14.      Nuclear Power
        a.       Nuclear Waste
        b.       Nuclear Energy Business
15.      Planned Parenthood Funding
16.      Political Contributions
17.      South Africa
        a.       Sullivan Principles
18.      Space Weapons
19.      Tobacco-Related Products
20.      World Debt




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* Spectrum Advisory Services does not receive the executable proxy since the brokerage firms will only send them to the clients. However within the last year, they have started to send us an `omnibus' copy of the proxy for our records.